                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                      For the Quarter Ended March 31, 2004

                         Commission File Number 1-14840

                                 AMDOCS LIMITED

                      Suite 5, Tower Hill House Le Bordage
           St. Peter Port, Island of Guernsey, GY1 3QT Channel Islands

                                  Amdocs, Inc.
           1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  FORM 20-F     X                     FORM 40-F
                             -------                             -------

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934:

                     YES                                 NO    X
                         -------                            -------

                                 AMDOCS LIMITED

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      FOR THE QUARTER ENDED MARCH 31, 2004

                                      INDEX

PART I    FINANCIAL INFORMATION

              Item 1.  Financial Statements

                      Unaudited Consolidated Financial Statements

                               Consolidated Balance Sheets

                               Consolidated Statements of Income

                               Consolidated Statement of Changes in
                                 Shareholders' Equity

                               Consolidated Statements of Cash Flows

                               Notes to Unaudited Consolidated Financial
                                 Statements

              Item 2.  Operating and Financial Review and Prospects


PART II   OTHER INFORMATION


              Item 1. Changes in Securities, Use of Proceeds and Issuer Purchases of Equity Securities

              Item 2.   Reports on Form 6-K


SIGNATURES

PART I FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

                                 AMDOCS LIMITED
                           CONSOLIDATED BALANCE SHEETS

                   (in U.S. dollars, unless otherwise stated)
                      (in thousands, except per share data)

                                                                                                    AS OF
                                                                                         -----------------------------
                                                                                          MARCH 31,      SEPTEMBER 30,
                                                                                            2004             2003
                                                                                         -----------     -------------
                                                                                         (UNAUDITED)
ASSETS
Current assets:
   Cash and cash equivalents                                                             $   796,318      $   847,600
   Short-term interest-bearing investments                                                   770,217          443,292
   Accounts receivable, net                                                                  247,766          198,274
   Deferred income taxes and taxes receivable                                                 75,103           60,868
   Prepaid expenses and other current assets                                                  80,275           85,902
                                                                                         -----------      -----------
            Total current assets                                                           1,969,679        1,635,936


Equipment, vehicles and leasehold improvements, net                                          182,937          203,467
Deferred income taxes                                                                        111,824          105,943
Goodwill                                                                                     807,305          797,134
Intangible assets, net                                                                        60,880           58,841
Other noncurrent assets                                                                      107,013           76,196
                                                                                         -----------      -----------
            Total assets                                                                 $ 3,239,638      $ 2,877,517
                                                                                         ===========      ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                                                      $    80,778      $   101,116
   Accrued expenses and other current liabilities                                            158,374          123,223
   Accrued personnel costs                                                                   117,675          106,857
   2% convertible notes                                                                      395,454          400,454
   Short-term portion of financing arrangement                                                 1,777            2,179
   Deferred revenue                                                                          232,444          174,616
   Short-term portion of capital lease obligations                                            23,439           27,140
   Deferred income taxes and taxes payable                                                   146,395          133,002
                                                                                         -----------      -----------
            Total current liabilities                                                      1,156,336        1,068,587

Deferred income taxes                                                                         52,969           44,835
0.50% convertible notes                                                                      450,000               --
Noncurrent liabilities and other                                                             160,582          172,495
                                                                                         -----------      -----------
            Total liabilities                                                              1,819,887        1,285,917
                                                                                         -----------      -----------
Shareholders' equity:
   Preferred Shares - Authorized 25,000 shares; L0.01 par value; 0 shares issued and
      outstanding                                                                                 --               --
   Ordinary Shares - Authorized 550,000 shares; L0.01 par value; 224,738 and
      223,790 issued and 206,019 and 216,058 outstanding, respectively                         3,597            3,580
   Additional paid-in capital                                                              1,834,838        1,820,956
   Treasury stock, at cost - 18,719 and 7,732 Ordinary Shares, respectively                 (402,360)        (109,281)
   Accumulated other comprehensive (loss) income                                              (1,387)           3,715
   Unearned compensation                                                                        (925)              --
   Accumulated deficit                                                                       (14,012)        (127,370)
                                                                                         -----------      -----------
            Total shareholders' equity                                                     1,419,751        1,591,600
                                                                                         -----------      -----------
            Total liabilities and shareholders' equity                                   $ 3,239,638      $ 2,877,517
                                                                                         ===========      ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                                 AMDOCS LIMITED

                  CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

                      (in thousands, except per share data)

                                                            THREE MONTHS ENDED        SIX MONTHS ENDED
                                                                MARCH 31,                 MARCH 31,
                                                          ---------------------     ---------------------
                                                            2004         2003         2004         2003
                                                          --------     --------     --------     --------
Revenue:
   License (*)                                            $ 18,107     $ 19,159     $ 34,728     $ 39,685
   Service (*)                                             424,651      335,855      836,325      654,715
                                                          --------     --------     --------     --------
                                                           442,758      355,014      871,053      694,400
                                                          --------     --------     --------     --------
Operating expenses:
   Cost of license                                           1,227        1,546        2,359        2,682
   Cost of service                                         278,258      212,080      550,361      416,066
   Research and development                                 30,084       29,328       60,582       58,947
   Selling, general and administrative                      53,836       51,121      106,333      102,701
   Amortization of purchased intangible assets               3,769        4,625        8,865        9,779
   Restructuring charges                                        --           --           --        9,956
                                                          --------     --------     --------     --------
                                                           367,174      298,700      728,500      600,131
                                                          --------     --------     --------     --------

Operating income                                            75,584       56,314      142,553       94,269

Interest income and other, net (*)                           1,711        4,186        2,778        9,163
                                                          --------     --------     --------     --------
Income before income taxes                                  77,295       60,500      145,331      103,432
Income taxes                                                17,005       15,125       31,973       25,858
                                                          --------     --------     --------     --------
Net income                                                $ 60,290     $ 45,375     $113,358     $ 77,574
                                                          ========     ========     ========     ========

Basic earnings per share                                  $   0.29     $   0.21     $   0.53     $   0.36
                                                          ========     ========     ========     ========

Diluted earnings per share                                $   0.28     $   0.21     $   0.52     $   0.36
                                                          ========     ========     ========     ========

Basic weighted average number of shares outstanding        209,977      215,797      212,556      215,711
                                                          ========     ========     ========     ========

Diluted weighted average number of shares outstanding      216,164      219,109      218,379      218,179
                                                          ========     ========     ========     ========

(*)   See Note 4.

  The accompanying notes are an integral part of these consolidated financial statements.

                                 AMDOCS LIMITED

      CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)

                                 (in thousands)

                               Ordinary Shares   Additional              Accumulated Other
                              -----------------   Paid-in     Treasury     Comprehensive      Unearned    Accumulated  Accumulated
                               Shares    Amount   Capital       Stock      (Loss) Income    Compensation    Deficit       Equity
                              --------   ------  ----------  ----------  -----------------  ------------  -----------  ------------
BALANCE AS OF SEPTEMBER
   30, 2003                    216,058   $3,580  $1,820,956  $(109,281)       $ 3,715          $  --      $(127,370)   $ 1,591,600
Comprehensive income:
   Net income                       --       --          --         --             --             --        113,358        113,358
   Unrealized loss on
      foreign currency
      hedging contracts, net
      of $(1,758) tax               --       --          --         --         (5,562)            --             --         (5,562)
   Unrealized income on
      cash equivalents and
      short-term interest-
      bearing investments,
      net of $128 tax               --       --          --         --            460             --             --            460
                                                                                                                       -----------
   Comprehensive income                                                                                                    108,256
                                                                                                                       -----------
Issuance of ordinary
    shares related to
    acquisition, net               561       --         747     14,392             --             --             --         15,139
Employee stock options
    exercised                      948       17       9,772         --             --             --             --          9,789
Tax benefit of stock
    options exercised               --       --       2,406         --             --             --             --          2,406
Repurchase of ordinary
    shares                     (11,548)      --          --   (307,471)            --             --             --       (307,471)
Expense related to vesting
    of stock options                --       --           6         --             --             --             --              6
Stock options granted               --       --         951         --             --           (951)            --             --
Amortization of unearned
    compensation                    --       --          --         --             --             26             --             26
                              --------   ------  ----------  ---------        -------          -----      ---------    -----------
BALANCE AS OF MARCH 31,
    2004                       206,019   $3,597  $1,834,838  $(402,360)       $(1,387)         $(925)     $ (14,012)   $ 1,419,751
                              ========   ======  ==========  =========        =======          =====      =========    ===========

As of March 31, 2004 and September 30, 2003, accumulated other comprehensive
(loss) income is comprised of unrealized (loss) gain on derivatives, net of tax, of $(1,879) and $3,683, respectively, and unrealized gain on cash equivalents and short-term interest-bearing investments, net of tax, of $492 and $32, respectively.


  The accompanying notes are an integral part of these consolidated financial statements.

                                 AMDOCS LIMITED

                                 (in thousands)

                                                                               SIX MONTHS ENDED MARCH 31,
                                                                               --------------------------
                                                                                  2004            2003
                                                                               ----------      ----------
CASH FLOW FROM OPERATING ACTIVITIES:
Net income                                                                     $ 113,358       $  77,574
Reconciliation of net income to net cash provided by operating activities:
   Depreciation and amortization                                                  49,447          46,444
   (Gain) loss on sale of equipment                                                  (86)            509
   Gain on repurchase of 2% convertible notes                                        (13)             --
   Deferred income taxes                                                           7,762           5,314
   Tax benefit of stock options exercised                                          2,406              46
   Realized (gain) loss from short-term interest-bearing investments                (305)          1,077
Net changes in operating assets and liabilities, net of amounts acquired:

   Accounts receivable                                                           (46,709)         74,122
   Prepaid expenses and other current assets                                         460         (11,460)
   Other noncurrent assets                                                       (24,121)         (6,318)
   Accounts payable and accrued expenses                                          23,808         (22,244)
   Deferred revenue                                                               56,035          28,930
   Income taxes payable                                                              817           3,890
   Noncurrent liabilities and other                                                 (920)         (2,190)
                                                                               ---------       ---------
Net cash provided by operating activities                                        181,939         195,694
                                                                               ---------       ---------
CASH FLOW FROM INVESTING ACTIVITIES:
Proceeds from sale of equipment, vehicles and leasehold improvements                 470           1,283
Payments for purchase of equipment, vehicles, leasehold improvements and
   other                                                                         (23,373)        (26,998)
Proceeds from sale of short-term interest-bearing investments                    587,180         328,759
Purchase of short-term interest-bearing investments                             (913,216)       (329,606)
(Cash paid for) reimbursement of cash in acquisition                             (10,386)         11,111
                                                                               ---------       ---------
Net cash used in investing activities                                           (359,325)        (12,684)
                                                                               ---------       ---------
CASH FLOW FROM FINANCING ACTIVITIES:
Proceeds from employee stock options exercised                                     9,789           1,109
Net proceeds from issue of long-term 0.50% convertible notes                     442,075              --
Repurchase of ordinary shares                                                   (307,471)             --
Repurchase of 2% convertible notes                                                (4,987)             --
Principal payments under financing arrangement                                    (1,090)             --
Principal payments on capital lease obligations                                  (12,212)         (5,949)
                                                                               ---------       ---------
Net cash provided by (used in) financing activities                              126,104          (4,840)
                                                                               ---------       ---------

Net (decrease) increase in cash and cash equivalents                             (51,282)        175,403
Cash and cash equivalents at beginning of period                                 847,600         466,655
                                                                               ---------       ---------
Cash and cash equivalents at end of period                                     $ 796,318       $ 642,058
                                                                               =========       =========
SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid for:

   Income taxes, net of refunds                                                $  16,190       $  15,982
   Interest                                                                        5,290           4,801


NON-CASH INVESTING AND FINANCING ACTIVITIES

In the six months ended March 31, 2004, the Company issued 561 ordinary shares in connection with the acquisition of XACCT (as defined below). See Note 10.


  The accompanying notes are an integral part of these consolidated financial statements.

                                 AMDOCS LIMITED

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                      (in thousands, except per share data)

1.    BASIS OF PRESENTATION

            Amdocs Limited (the "Company") is a leading provider of software products and services to the communications industry. The Company and its subsidiaries operate in one operating segment, providing integrated customer management systems and related services primarily for the communications industry. The Company designs, develops, markets, implements, supports and operates information systems solutions, including Managed Services, primarily for leading communications companies throughout the world.

            The unaudited consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). In the opinion of the Company's management, all adjustments considered necessary for a fair presentation of the unaudited interim consolidated financial statements have been included herein and are of a normal recurring nature.

            The preparation of financial statements during interim periods requires management to make numerous estimates and assumptions that impact the reported amounts of assets, liabilities, revenue and expenses. Estimates and assumptions are reviewed periodically and the effect of revisions is reflected in the results of operations of the interim periods in which changes are determined to be necessary.

            The results of operations for the interim periods presented herein are not necessarily indicative of the results to be expected for the full fiscal year. These statements do not include all information and footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with GAAP. These statements should be read in conjunction with the Company's consolidated financial statements for the fiscal year ended September 30, 2003, set forth in the Company's Annual Report on Form 20-F filed on December 24, 2003 with the Securities and Exchange Commission.

            Reclassification

            Certain prior year amounts have been reclassified to conform to the current year presentation.

2.    SIGNIFICANT ACCOUNTING POLICY

            Accounting for Stock-Based Compensation

            The Company follows Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" in accounting for its employee stock options. Pursuant to this accounting standard, the Company records deferred compensation for share options granted to employees at the date of grant based on the difference between the exercise price of the options and the market value of the underlying shares at that date. Deferred compensation is amortized to compensation expense over the vesting period of the underlying options. Employee stock-based compensation cost of $26 and $0 is reflected in net income for the six months ended March 31, 2004 and 2003, respectively.

            As presented below, the Company determined net income and earnings per share information as if the fair value method described in Statements of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation", as amended by SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an Amendment of Financial Accounting Standards Board Statement No. 123", had been applied to its employee stock-based compensation. The Company utilized the Black-Scholes option-pricing model to estimate fair value, which is one of several methods that can be used under SFAS No. 123. The Black-Scholes option valuation model was developed for use

                                AMDOCS LIMITED

                      (in thousands, except per share data)

      in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option valuation models require the input of highly subjective assumptions, including the expected share price volatility. The Company's options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimates.

            The fair value of options granted was estimated at the date of grant using the Black-Scholes pricing model with the following assumptions for the presented periods (all in weighted averages):

                                                          THREE MONTHS ENDED         SIX MONTHS ENDED
                                                               MARCH 31,                 MARCH 31,
                                                       -----------------------   ------------------------
                                                          2004         2003         2004          2003
                                                       ----------   ----------   ----------    ----------
Risk-free interest rate                                     2.12%        2.72%        2.10%         2.72%
Expected life of options                                    3.00         2.91         3.00          2.92
Expected annual volatility                                 0.461         0.54         0.44          0.58
Expected dividend yield                                     None         None         None          None

Fair value per option                                  $   11.65    $    6.01    $   10.40     $    4.71

            The following table sets forth the pro forma effect of applying SFAS No. 123 on net income and earnings per share for the three months and six months ended March 31, 2004 and 2003:

                                                        THREE MONTHS ENDED           SIX MONTHS ENDED
                                                             MARCH 31,                  MARCH 31,
                                                       ---------------------     -----------------------
                                                         2004         2003          2004          2003
                                                       --------     --------     ---------     ---------
Net income, as reported                                $ 60,290     $ 45,375     $ 113,358     $  77,574
Add: Stock-based employee compensation expense
        included in net income, net of related tax
        effects                                              20            5            25            19
Less: Total stock-based employee compensation
        expense determined under fair value method
        for all awards, net of related tax effects       (8,489)      (9,623)      (19,204)      (30,007)
                                                       --------     --------     ---------     ---------
Pro forma net income                                   $ 51,821     $ 35,757     $  94,179     $  47,586
                                                       ========     ========     =========     =========
Basic earnings per share:
     As reported                                       $   0.29     $   0.21     $    0.53     $    0.36
                                                       ========     ========     =========     =========
     Pro forma                                         $   0.25     $   0.17     $    0.44     $    0.22
                                                       ========     ========     =========     =========
Diluted earnings per share:
     As reported                                       $   0.28     $   0.21     $    0.52     $    0.36
                                                       ========     ========     =========     =========
     Pro forma                                         $   0.24     $   0.17     $    0.44     $    0.22
                                                       ========     ========     =========     =========

            The pro forma results for the three months and six months ended March 31, 2003 have been revised due to a correction of the stock-based employee compensation expense amounts for such periods. These corrections resulted in a decrease in pro forma net income of $8,364 and $15,799 from the amounts previously reported in the three months and six months ended March 31, 2003, respectively, and a decrease in pro forma diluted earnings per share of $0.03 and $0.07 from the per share amounts previously reported in the three months and six months ended March 31, 2003, respectively. Additionally, the pro forma results for the three months ended December 31, 2003 and 2002 have been revised due to the correction of the stock-based compensation amount for such periods. The correction resulted in a decrease in pro forma net income of $4,003 and $7,435 from the amounts previously reported, respectively, and a decrease in pro forma diluted earnings per share of $0.02 and $0.04 from the per share amounts previously reported, respectively, for such periods. The effect of this correction for fiscal 2003 resulted in a decrease in pro forma net income of $33,732 and a decrease in pro forma diluted earnings per share of $0.15 from the amounts previously reported. As of June 10, 2004, the Company analyzed the impact of the correction only for the aforementioned periods. The information with respect to prior periods will be included in the Company's Form 20-F for the 2004 fiscal year.

                                 AMDOCS LIMITED

                      (in thousands, except per share data)

3.    NEW ACCOUNTING STANDARDS

            Variable Interest Entities

            In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46 ("FIN No. 46"), "Consolidation of Variable Interest Entities", which was further revised in December 2003. FIN No. 46 requires the consolidation of entities in which an enterprise absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. FIN No. 46 currently has no effect on the Company's consolidated financial position and results of operations.

4.    RELATED PARTY TRANSACTIONS

            The Company had licensed software and provided computer systems integration and related services to Certen Inc. ("Certen") prior to the acquisition of the remaining 90% of Certen by the Company on July 2, 2003 (see Note 10). As a result of the acquisition of the remaining 90% of Certen by the Company, commencing on the acquisition date, the fair market value of Certen's assets and liabilities has been included in the Company's consolidated balance sheet and the results of Certen's operations are included in the Company's consolidated statements of income. Certen is now a wholly owned subsidiary of the Company, and Certen ceased to be a related party as of July 2, 2003, according SFAS No. 57, "Related Party Disclosures".

            The following related party revenue is included in the statements of income for the three months and six months ended March 31, 2003:

                                                   THREE MONTHS   SIX MONTHS
                                                      ENDED         ENDED
                                                     MARCH 31,     MARCH 31,
                                                   ------------   ----------
                                                       2003          2003
                                                   ------------   ----------
      Revenue:
            License                                   $ 1,191       $ 3,243
            Service                                    26,702        51,748

            The following related party expense is included in the statements of income for the three months and six months ended March 31, 2003:

                                                   THREE MONTHS   SIX MONTHS
                                                      ENDED          ENDED
                                                    MARCH 31,      MARCH 31,
                                                       2003          2003
                                                   ------------   ----------
      Interest income and other, net (1)              $ 458        $ 1,098

      (1) Represents interest and exchange rate differences, net of hedging, on the convertible debentures of Certen. Absent hedging, these amounts would be $3,601 and $4,611 for the three and six months ended March 31, 2003, respectively.

                                 AMDOCS LIMITED

                      (in thousands, except per share data)

5.    ACCOUNTS RECEIVABLE, NET

            Accounts receivable, net consists of the following:

                                                      AS OF
                                            --------------------------
                                            MARCH 31,    SEPTEMBER 30,
                                              2004           2003
                                            ---------    -------------
          Accounts receivable -billed       $ 253,293      $ 200,220
          Accounts receivable -unbilled        11,223         16,072
          Less - allowances                   (16,750)       (18,018)
                                            ---------      ---------
          Accounts receivable, net          $ 247,766      $ 198,274
                                            =========      =========

6.    COMPREHENSIVE INCOME

            Comprehensive income represents the change in shareholders' equity during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity except those resulting from investments by owners and distributions to owners.

            The following table sets forth the reconciliation from net income to comprehensive income for the following periods:

                                                         THREE MONTHS ENDED            SIX MONTHS ENDED
                                                             MARCH 31,                     MARCH 31,
                                                       ----------------------      -----------------------
                                                         2004          2003           2004          2003
                                                       --------      --------      ---------      --------
Net income                                             $ 60,290      $ 45,375      $ 113,358      $ 77,574
Other comprehensive (loss) income:
    Unrealized (loss) income  on foreign currency
       hedging contracts, net of tax                     (2,363)        3,666         (5,562)        9,134
    Unrealized gain (loss) on short-term
       interest-bearing investments, net of tax             925          (943)           460        (1,049)
                                                       --------      --------      ---------      --------
Comprehensive income                                   $ 58,852      $ 48,098      $ 108,256      $ 85,659
                                                       ========      ========      =========      ========

7.    INCOME TAXES

            The provision for income taxes for the following periods consisted of:

                                                         THREE MONTHS ENDED            SIX MONTHS ENDED
                                                              MARCH 31,                   MARCH 31,
                                                       ----------------------      -----------------------
                                                         2004          2003          2004           2003
                                                       --------      --------      ---------      --------
Current                                                $  7,589      $  7,623      $  24,211      $ 20,544
Deferred                                                  9,416         7,502          7,762         5,314
                                                       --------      --------      ---------      --------
                                                       $ 17,005      $ 15,125      $  31,973      $ 25,858
                                                       ========      ========      =========      ========

                                 AMDOCS LIMITED

                      (in thousands, except per share data)

            The effective income tax rate varied from the statutory Guernsey tax rate as follows for the following periods:

                                    THREE MONTHS ENDED   SIX MONTHS ENDED
                                         MARCH 31,           MARCH 31,
                                    ------------------   ----------------
                                      2004      2003      2004      2003
                                      ----      ----      ----      ----
      Statutory Guernsey tax rate      20%       20%       20%       20%
      Guernsey tax-exempt status      (20)      (20)      (20)      (20)
      Foreign taxes                    22        25        22        25
                                      ---       ---       ---       ---
      Effective income tax rate        22%       25%       22%       25%
                                      ===       ===       ===       ===

            As a Guernsey corporation with tax-exempt status, the Company's overall effective tax rate is attributable solely to foreign taxes and for fiscal year 2004 is expected to approximate 22%.

8.    EARNINGS PER SHARE

            The following table sets forth the computation of basic and diluted earnings per share:

                                                   THREE MONTHS ENDED          SIX MONTHS ENDED
                                                        MARCH 31,                 MARCH 31,
                                                  ---------------------     ---------------------
                                                    2004         2003         2004         2003
                                                  --------     --------     --------     --------
Numerator:
   Net income                                     $ 60,290     $ 45,375     $113,358     $ 77,574
                                                  ========     ========     ========     ========
Denominator:
   Denominator for basic earnings per share -
     weighted average number of shares
     outstanding (1)                               209,977      215,797      212,556      215,711
   Effect of dilutive stock options granted          6,187        3,312        5,823        2,468
                                                  --------     --------     --------     --------
   Denominator for diluted earnings per share -
     adjusted weighted average shares and
     assumed conversions (1)                       216,164      219,109      218,379      218,179
                                                  ========     ========     ========     ========

   Basic earnings per share                       $   0.29     $   0.21     $   0.53     $   0.36
                                                  ========     ========     ========     ========

   Diluted earnings per share                     $   0.28     $   0.21     $   0.52     $   0.36
                                                  ========     ========     ========     ========

            (1) The weighted average number of shares outstanding during the three months and six months ended March 31, 2003 includes exchangeable shares held by shareholders of Amdocs Canada, Inc. (formerly Solect Technology Group Inc. ("Solect")) pursuant to the Company's acquisition of Solect in April 2000, which were exchangeable for the Company's ordinary shares on a one-for-one basis. As of August 2003, none of the exchangeable shares remained outstanding.

            The effect of the 2% Convertible Notes due June 1, 2008 issued by the Company in May 2001 (the "2% Notes") on diluted earnings per share was anti-dilutive for the three months and six months ended March 31, 2004 and 2003, and, therefore, was not included in the above calculation. The effect of the 0.50% Convertible Senior Notes due 2024 (the "0.50% Notes") issued by the Company in March 2004 on diluted earnings per share was not included in the above calculation due to the conditions on their conversion (see Note 11). The weighted average effect of the repurchase of ordinary shares by the Company has been included in the calculation of basic earnings per share.

                                 AMDOCS LIMITED

                      (in thousands, except per share data)

9.    REPURCHASE OF SECURITIES

            On November 5, 2003, the Company announced that its board of directors had authorized a share repurchase program of up to 5,000 ordinary shares during fiscal 2004. The authorization permits the Company to purchase ordinary shares in the open market or in privately negotiated transactions and at prices the Company deems appropriate. The Company stated that one of the main purposes of the repurchase program was to offset the dilutive effect of any future share issuances, including issuances pursuant to employee equity plans or in connection with acquisitions. During the three months ended December 31, 2003 the Company repurchased 4,990 ordinary shares under this repurchase program, for an aggregate purchase price of $123,993. No share repurchases under this program were made in the three months ended March 31, 2004.

            In connection with the Company's acquisition of XACCT Technologies Ltd. (see Note 10), the Company's board of directors approved the repurchase of ordinary shares to offset the dilutive effect of share issuances in the acquisition. The closing of the acquisition occurred in February 2004, and the Company repurchased 484 ordinary shares in February 2004 for an aggregate purchase price of $13,417.

            In connection with the Company's issuance of the 0.50% Notes (see
      Note 11), the board of directors approved the repurchase of ordinary shares sold short by purchasers of the 0.50% Notes in negotiated transactions, concurrently with the sale of the notes, to offset the dilutive effect of the ordinary shares issuable upon conversion of the 0.50% Notes. The closing of the sale of the 0.50% Notes occurred in March 2004, and the Company repurchased 6,074 ordinary shares for an aggregate purchase price of $170,061, out of the 10,436 ordinary shares issuable upon conversion of the 0.50% Notes, based on a conversion rate of 23.1911 shares per $1,000 principal amount.

            In July 2002, the board of directors authorized the Company to repurchase its outstanding 2% Notes, in such amounts, at such prices and at such times considered appropriate by the Company. During the three months ended December 31, 2003, the Company repurchased $5,000 aggregate principal amount of the 2% Notes for an aggregate purchase price of $4,987. No repurchases of 2% Notes were made in the three months ended March 31, 2004. During fiscal 2003 and 2002, the Company repurchased $99,546 aggregate principal amount of the 2% Notes for an aggregate purchase price of $93,087.

            On June 1, 2004, the Company completed a cash offer for the 2% Notes. Pursuant to the indenture for the 2% Notes, each holder of the 2% Notes had the right to require the Company to repurchase on June 1, 2004 all or any part of such holder's notes at a price equal to 100% of the principal amount plus accrued and unpaid interest. Under the terms of the 2% Notes, the Company had the option to pay for the 2% Notes with cash, ordinary shares, or a combination of cash and ordinary shares. The Company elected to pay for the notes solely with cash. The Company accepted for payment $395,110 principal amount of 2% Notes surrendered for repurchase pursuant to the offer. The untendered $344 principal amount of 2% Notes will remain as obligations of the Company, due June 1, 2008, in accordance with their terms.

                                 AMDOCS LIMITED

                      (in thousands, except per share data)



10.   ACQUISITIONS

      CERTEN INC.

      On July 2, 2003, the Company acquired from Bell Canada ("Bell") its 90% ownership interest in Certen (renamed Amdocs Canada Managed Services, Inc.) for approximately $66,000 in cash. In addition, the Company had related transaction costs of approximately $5,000. The Company and Bell formed Certen in January 2001 to provide customer care and billing solutions to Bell and a number of Bell's affiliated companies. Prior to this acquisition, the Company owned 10% of Certen. As a result of the acquisition, Certen is now a wholly owned subsidiary of the Company. Since Certen's inception, the Company has provided customer care and billing software required by Certen, including related customization, installation, maintenance and other services. This acquisition expanded the Company's Managed Services offerings and positioned it as a major provider of Managed Services to the communications industry and was its next logical step in the evolution of its relationship with Bell. In addition, as a result of this acquisition, the Company continued to develop an integrated billing platform to replace legacy systems built on a product-by-product basis. Following the acquisition, Certen continued to provide Managed Services to Bell as it did prior to the acquisition, and the wholly owned subsidiary contributes a positive cash flow to the Company. The acquisition did not affect the Company's liquidity position.

      The following is the revised preliminary allocation of the purchase price and deferred tax liability:

Purchase price                                                               $  65,887
    Estimated transaction costs                                                  5,000
                                                                             ---------
    Total purchase price                                                        70,887
    Write-off of deferred revenue and allowance on Amdocs books, net of tax    (33,666)
                                                                             ---------
    Net amount for purchase price allocation                                 $  37,221
                                                                             =========

Allocation of purchase price:
    90% tangible assets acquired, net of capitalized Amdocs system on
      Certen's books                                                         $  80,929
    90% liabilities assumed                                                   (241,760)
                                                                             ---------
    Net liabilities acquired                                                  (160,831)

    Customer arrangement                                                        36,385
    Adjustment to fair value of pension and other post-employment
      benefit liabilities                                                      (10,534)
    EITF 95-3 and other liabilities                                             (4,936)
    Deferred taxes resulting from the difference between the assigned value
      of certain assets and liabilities and their respective tax bases          74,307
                                                                              ---------
    Net fair value of liabilities acquired                                     (65,609)
    Goodwill                                                                   102,830
                                                                             ---------
                                                                             $  37,221
                                                                             =========

      The following table sets forth the unaudited pro forma revenue, operating income, net income and earnings per share figures for the three months and six months ended March 31, 2003, as if Certen had been acquired as of October 1, 2001:

                                                 THREE MONTHS   SIX MONTHS
                                                    ENDED         ENDED
                                                 ------------   ----------
                                                       MARCH 31, 2003
                                                 -------------------------
                    Revenue                        $396,198     $778,988
                    Operating income                 46,967       77,973
                    Net income                       37,858       63,409
                    Basic earnings per share           0.18         0.29
                    Diluted earnings per share         0.17         0.29

                                 AMDOCS LIMITED

                      (in thousands, except per share data)

            XACCT TECHNOLOGIES LIMITED

            On February 19, 2004, the Company acquired XACCT Technologies Ltd. ("XACCT"), a privately-held provider of mediation software to communications service providers. The Company acquired XACCT's outstanding shares for $28,425, of which $13,286 was paid in cash and the balance in 561 of the Company's ordinary shares. In addition, the Company had related transaction costs of approximately $750. This acquisition further expands the scope of the Company's billing capabilities in the network mediation space, enabling the collection, formatting and distribution of network usage events. With this acquisition, the Company achieves the capability to support end-to-end event processing, from network mediation through billing, for voice, data, content and commerce prepaid and postpaid transactions. The Company repurchased 484 ordinary shares in February 2004 to offset the dilutive effect of share issuances in the acquisition. The fair market value of XACCT's assets and liabilities has been included in the Company's balance sheet and the results of XACCT's operations have been included in the Company's consolidated statements of income, commencing on February 19, 2004.

            The following is the preliminary allocation of the purchase price and deferred tax assets:

                       Net assets acquired       $   608
                       Technology                  9,058
                       Customer arrangements       1,046
                       Deferred tax assets         6,326
                       Goodwill                   12,137
                                                 -------
                                                 $29,175
                                                 =======

            Proforma information on the Company's results of operations for the six months and three months ended March 31, 2004 and 2003, to reflect the XACCT acquisition is not presented as its results of operations during such periods are not material to the Company's results of operations.

11.   0.50% CONVERTIBLE SENIOR NOTES DUE 2024

            In March 2004 the Company issued $450,000 aggregate principal amount of 0.50% Notes. The Company is obligated to pay interest on the 0.50% Notes semi-annually on March 15 and September 15 of each year. The 0.50% Notes are senior unsecured obligations of the Company and rank equal in right of payment with all existing and future senior unsecured indebtedness of the Company. The 0.50% Notes are convertible, at the option of the holders at any time before the maturity date, into ordinary shares of the Company at a conversion rate of 23.1911 shares per one thousand dollars principal amount, representing a conversion price of approximately $43.12 per share, as follows: (i) during any fiscal quarter commencing after March 31, 2004, and only during that quarter if the closing sale price of the Company's ordinary shares exceeds 130% of the conversion price for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the proceeding fiscal quarter (initially 130% of $43.12, or $56.06); (ii) upon the occurrence of specified credit rating events with respect to the notes; (iii) subject to certain exceptions, during the five business day period after any five consecutive trading day period in which the trading price per note for each day of that measurement period was less than 98% of the product of the closing sale price of the Company's ordinary shares and the conversion rate; provided, however, holders may not convert their notes (in reliance on this subsection) if on any trading day during such measurement period the closing sale price of the Company's ordinary shares was between 100% and 130% of the then current conversion price of the notes (initially, between $43.12 and $56.06); (iv) if the notes have been called for redemption, or (v) upon the occurrence of specified corporate events. The 0.50% Notes are subject to redemption at any time on or after March 20, 2009, in

                                 AMDOCS LIMITED

                      (in thousands, except per share data)

      whole or in part, at the option of the Company, at a redemption price of 100% of the principal amount plus accrued and unpaid interest, if any, on such redemption date. The 0.50% Notes are subject to repurchase, at the holders' option, on March 15, 2009, 2014 and 2019, at a repurchase price equal to 100% of the principal amount plus accrued and unpaid interest, if any, on such repurchase date. The Company may choose to pay the repurchase price in cash, ordinary shares or a combination of cash and ordinary shares.

12.   OPERATIONAL EFFICIENCY AND COST REDUCTION PROGRAMS

            Fiscal Year Ended September 30, 2003

            In the first quarter of fiscal 2003, the Company implemented a series of measures designed to reduce costs and improve productivity, with targeted quarterly savings of approximately $8,000. As part of this plan, the Company reduced its workforce by approximately 400 employees, representing approximately 4% of the Company's worldwide workforce of 9,000 full-time employees, vacated facilities in different centers around the world and implemented other cost reduction measures, including travel cuts and reduction in other discretionary costs.

            The restructuring charge associated with these actions and recorded in the first quarter of fiscal 2003 was $9,956. Approximately $5,710 of the total charge was paid in cash as of March 31, 2004.

            Details of Restructuring Charge of $9,956:

            The Company recorded a charge of $4,011 related to employee separation costs in connection with the termination of employment of software information technology specialists and administrative professionals from various locations around the world. The Company recorded a charge of $4,022 related to facilities, representing rent obligations relating to vacated facilities in Raanana, Israel and St. Louis, Missouri. The Company also recorded a provision of $1,829 for asset write-offs, principally for leasehold improvements in Raanana, Israel and St. Louis, Missouri that were abandoned.

            The first quarter of fiscal 2003 restructuring charge is comprised of the following as of March 31, 2004:

                                     EMPLOYEE
                                    SEPARATION                  ASSET
                                      COSTS      FACILITIES   WRITE-OFFS    OTHER      TOTAL
                                    ----------   ----------   ----------    -----     --------
Balance as of October 1, 2002        $    --      $    --      $    --      $ --      $    --
Charges                                4,011        4,022        1,829        94        9,956
Cash payments                         (3,890)        (467)          --       (94)      (4,451)
Non cash                                  --           --       (1,829)       --       (1,829)
Adjustments                               38         (453)          --        --         (415)
                                     -------      -------      -------      ----      -------
Balance as of September 30, 2003         159        3,102           --        --        3,261
Cash payments                           (167)      (1,092)          --        --       (1,259)
Adjustments                                8           --           --        --            8
                                     -------      -------      -------      ----      -------
Balance as of March 31, 2004         $    --      $ 2,010      $    --      $ --      $ 2,010
                                     =======      =======      =======      ====      =======

            The financial savings of these actions, of approximately $8,000 quarterly commencing in the second quarter of 2003, is reflected as a reduction in operating expense. These costs savings may not be permanent as increased activity levels resulting from, among other factors, acquisitions, new Managed

                                 AMDOCS LIMITED

                      (in thousands, except per share data)

      Services agreements and increased revenue, may require an increase in headcount and other increased spending.

            Fiscal Year Ended September 30, 2002

            In the fourth quarter of fiscal 2002, the Company implemented a cost reduction program targeted to reduce costs by approximately $30,000 in response to a decline of the forecasted revenue for the third and fourth quarters of fiscal 2002. The decline resulted from, among other factors, slowdowns in customer buying decisions in the third quarter of fiscal 2002, stemming from overall reductions in the capital investment budgets of many communications service providers, leading to fewer new contracts than expected, as well as from smaller than expected initial spending commitments and reduced discretionary spending under contracts with some customers.

            The restructuring charge associated with these actions and recorded in the fourth quarter of fiscal 2002 was $20,919. Approximately $16,728 of the total charge was paid in cash as of March 31, 2004.

            Details of Restructuring Charge of $20,919:

            The Company recorded a charge of $11,353 related to employee separation costs in connection with the termination of employment of approximately 1,000 employees, representing approximately 10% of the Company's worldwide workforce of 9,900 full-time employees. The actual number of employees terminated approximated original estimates. There was not a single group of employees or business function that was solely impacted by these measures; instead it impacted information technology specialists and administration professionals across a broad range of functions according to the areas with reduced activities. The Company recorded a charge of $7,880 related to facilities, representing rent obligations relating to vacated facilities in various locations in Canada, Israel and the United States. The Company also recorded a provision of $1,584 for asset write-offs, principally for leasehold improvements in Canada, Israel and the United States that were abandoned.

            The fourth quarter of fiscal 2002 restructuring charge is comprised of the following as of March 31, 2004:

                                     EMPLOYEE
                                    SEPARATION                   ASSET
                                      COSTS       FACILITIES   WRITE-OFFS    OTHER        TOTAL
                                    ----------    ----------   ----------    ------     ---------
Balance as of October 1, 2001        $     --      $    --      $    --      $  --      $     --
Charges                                11,353        7,880        1,584        102        20,919
Cash payments                          (8,053)        (456)          --        (57)       (8,566)
Non cash                                   --           --       (1,584)        --        (1,584)
                                     --------      -------      -------      -----      --------
Balance as of September 30, 2002        3,300        7,424           --         45        10,769
Cash payments                          (3,240)      (4,082)          --        (45)       (7,367)
Adjustments                                22         (148)          --         --          (126)
                                     --------      -------      -------      -----      --------
Balance as of September 30, 2003           82        3,194           --         --         3,276
Cash payments                              --         (795)          --         --          (795)
Adjustments                               (82)          82           --         --            --
                                     --------      -------      -------      -----      --------
Balance as of March 31, 2004         $     --      $ 2,481      $    --      $  --      $  2,481
                                     ========      =======      =======      =====      ========

                                 AMDOCS LIMITED

                      (in thousands, except per share data)

            The financial savings of these actions of approximately $30,000 quarterly commencing in the first quarter of fiscal 2003, is reflected as a reduction in operating expense. These costs savings may not be permanent as increased activity levels resulting from, among other factors, acquisitions, Managed Services agreements and increased revenue, may require an increase in headcount and other increased spending.

            In the first quarter of fiscal 2002, as part of a plan to achieve increased operational efficiency and to more closely monitor and reduce costs, the Company consolidated its Stamford, Connecticut data center into its Champaign, Illinois facility and closed the Stamford facility.

            Details of Restructuring charge of $13,311:

            Approximately $6,255 of the total restructuring charge related to facilities and represented rent obligation outstanding for the Stamford site. Approximately $4,126 of the total restructuring charge related to the write-off of leasehold improvements at the Stamford site that were abandoned. The Company also recorded a provision of $2,930 related to employee separation costs in connection with the termination of employment of 166 employees.

            The restructuring charge related to the consolidation of the Stamford and Champaign facilities is comprised of the following as of March 31, 2004:

                                     EMPLOYEE
                                    SEPARATION                  ASSET
                                       COSTS     FACILITIES   WRITE-OFFS    OTHER        TOTAL
                                    ----------   ----------   ----------    ------     ---------
Balance as of October 1, 2001        $    --      $    --      $    --      $  --      $     --
Charges                                2,530        6,255        4,126        400        13,311
Cash payments                         (2,473)      (2,592)          --         (5)       (5,070)
Non cash                                  --           --       (4,126)        --        (4,126)
                                     -------      -------      -------      -----      --------
Balance as of September 30, 2002          57        3,663           --        395         4,115
Cash payments                             --         (785)          --       (141)         (926)
Adjustments                              (57)        (168)          --       (254)         (479)
                                     -------      -------      -------      -----      --------
Balance as of September 30, 2003          --        2,710           --         --         2,710
Cash payments                             --         (465)          --         --          (465)
                                     -------      -------      -------      -----      --------
Balance as of March 31, 2004         $    --      $ 2,245      $    --      $  --      $  2,245
                                     =======      =======      =======      =====      ========

            The operating costs related to the Stamford site that were eliminated were approximately $8,500 in its last quarter of activity.

                                 AMDOCS LIMITED

                      (in thousands, except per share data)

13.   EMPLOYEE BENEFITS

            FASB Statement No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits", requires additional disclosures about assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other post-retirement benefit plans. The provisions of this Statement are effective for fiscal years ending after December 15, 2003. The interim-period disclosures are effective for interim periods beginning after December 15, 2003. The Company adopted the interim disclosure provisions in the quarter ended March 31, 2004.

            As a result of the Company's acquisition of Certen (see Note 10) on July 2, 2003, the Company now maintains several non-contributory defined benefit plans that provide for pension, other retirement and post-employment benefits for Certen employees based on length of service and rate of pay. Contributions by the Company are based on various generally accepted actuarial methods and reflect actuarial assumptions concerning future investment returns, salary projections and future service benefits. Plan assets consist primarily of Canadian and other equities, government and corporate bonds, debentures and secured mortgages, which are held in units of the BCE Master Trust Fund, a trust established by Bell.

            The net periodic benefit cost under these plans for the three months and six months ended March 31, 2004, was as follows:

                                       THREE MONTHS ENDED      SIX MONTHS ENDED
                                         MARCH 31, 2004         MARCH 31, 2004
                                       -------------------    -------------------
                                       PENSION     OTHER      PENSION     OTHER
                                       BENEFITS   BENEFITS    BENEFITS   BENEFITS
                                       --------   --------    --------   --------
      Service costs                     $ 478      $   87     $   973      $177
      Interest on benefit obligations     624          90       1,271       183
      Expected return on plan assets     (533)         --      (1,086)       --
                                        -----      ------     -------      ----
                                        $ 569      $  177     $ 1,158      $360
                                        =====      ======     =======      ====

            For the three and six months ended March 31, 2004, no contributions had been made by the Company, although the Company expects that contributions for the fiscal year ending September 30, 2004 will approximate the net periodic benefit cost.

14.   CONTINGENCIES

            Legal Proceedings

            On December 2, 2003 the Company announced that the United States District Court for the Eastern District of Missouri had issued an order granting the Company's motion to dismiss the securities class action lawsuits that had been pending against the Company and certain of its directors and officers since June 2002. The court's order also directed that judgment be entered in favor of the defendants. The consolidated complaint filed in the action alleged that the Company and the individual defendants had made false or misleading statements about the Company's business and future prospects during a putative class period between July 18, 2000 and June 20, 2002. On December 29, 2003 the lead plaintiffs appealed to the United States Court of Appeals for the Eighth Circuit from the final judgment entered on December 1, 2003.

                                 AMDOCS LIMITED

                      (in thousands, except per share data)

            The Company is involved in various other legal proceedings arising in the normal course of its business. Based upon the advice of counsel, the Company does not believe that the ultimate resolution of these matters will have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

            Securities and Exchange Commission Investigation

            The Company has been informed that the Midwest Regional Office of the SEC is conducting a private investigation into the events leading up to the Company's announcement in June 2002 of revised projected revenue for the third and fourth quarters of fiscal 2002. The investigation appears to be focused on, but is not explicitly limited to, the Company's forecasting beginning with its April 23, 2002 press release. Although the Company believes that it will be able to satisfy any concerns the SEC staff may have in this regard, the Company is unable to predict the duration, scope, or outcome of the investigation. The Company is cooperating fully with the SEC staff.

            Guarantor's Accounting and Disclosure Requirements for Guarantees

            The Company is a party to an agreement entered into prior to December 31, 2002 that includes an indemnification of one of its customers for any withholding tax that might be required under the customer's local tax laws from certain payments made to the Company under this agreement. The indemnification under this agreement expires in December 2005. As of March 31, 2004 and September 30, 2003, the maximum potential amount of the Company's future exposure under this guarantee as determined in accordance with Financial Accounting Standards Board Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" was $4,717.

            The Company generally sells its ClarifyCRM products with a limited warranty for a period of 90 days. The Company's policy is to accrue for warranty costs, if needed, based on historical trends in product failure. Based on the Company's experience, only minimal warranty services have been required and, as a result, the Company did not accrue any amounts for product warranty liability during the six months ended March 31, 2004 and 2003.

            The Company generally indemnifies its customers against claims of intellectual property infringement made by third parties arising from the use of the Company's software. To date, the Company has incurred only minimal costs as a result of such obligations and has not accrued any liabilities related to such indemnification in its financial statements.

ITEM 2. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

FORWARD LOOKING STATEMENTS

      This section contains forward-looking statements (within the meaning of the United States federal securities laws) that involve substantial risks and uncertainties. You can identify these forward-looking statements by words such as "expect", "anticipate", "believe", "seek", "estimate", "project", "forecast", "continue", "potential", "should", "would", "could" and "may", and other words that convey uncertainty of future events or outcome. Statements that we make in this section that are not statements of historical fact also may be forward-looking statements. Forward-looking statements are not guarantees of future performance, and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations that we describe in our forward-looking statements. There may be events in the future that we are not accurately able to predict, or over which we have no control. You should not place undue reliance on forward-looking statements. We do not promise to notify you if we learn that our assumptions or projections are wrong for any reason. We disclaim any obligation to update our forward-looking statements, except where applicable law may otherwise require us to do so.

      Important factors that may affect these projections or expectations include, but are not limited to: changes in the overall economy; changes in competition in markets in which we operate; changes in the demand for our products and services; consolidation within the industries in which our customers operate; the loss of a significant customer; changes in the telecommunications regulatory environment; changes in technology that impact both the markets we serve and the types of products and services we offer; financial difficulties of our customers; losses of key personnel; difficulties in completing or integrating acquisitions; litigation and regulatory proceedings; and acts of war or terrorism. For a discussion of these important factors, please read the information set forth under the caption "Risk Factors" in the Form 20-F for fiscal 2003 that we have filed with the United States Securities and Exchange Commission ("SEC").

INTRODUCTION

      In this section, we discuss the general financial condition and the results of operations for Amdocs and its subsidiaries including:

      -     the factors that affect our business,

      - our revenue and costs for the six months and three months ended March 31, 2004 and 2003,

      - the reasons why such revenue and costs were different from period to period,

      -     the sources of our revenue,

      -     how all of this affects our overall financial condition,

      - our expenditures for the six months and three months ended March 31, 2004 and 2003, and

      - the sources of our cash to pay for future capital expenditures and possible acquisitions.

      In this section, we also analyze and explain the changes in the specific line items in our consolidated statements of income between the six-month and three-month periods ended March 31, 2004 and 2003. You should read this section in conjunction with our consolidated financial statements.

OVERVIEW OF BUSINESS AND TREND INFORMATION

      Our market focus is primarily the communications industry, and we are a leading provider of software products and services to major communications companies in North America, Europe and the rest of the world. The products and services that we provide are known as integrated customer management systems, which we refer to as "Integrated Customer Management". Our Integrated Customer Management product offerings consist primarily of billing and customer relationship management systems, which we refer to, collectively, as "Customer Care and Billing Systems", or "CC&B Systems". We refer to customer relationship management products included within CC&B Systems as "CRM" products. Our portfolio of products also includes a full range of directory sales and publishing systems, which we refer to as "Directory Systems", for publishers of both traditional printed yellow page and white page directories and electronic Internet directories.

      Our Integrated Customer Management systems are designed to meet the mission-critical needs of leading communications service providers. We support a wide range of communications services, including wireline, wireless, voice, data, broadband, content, electronic and mobile commerce and Internet Protocol ("IP") based services. We also support companies that offer bundled or convergent service packages. Due to the complexity of our customers' projects and the expertise required for system support, we also provide extensive implementation, system integration, system modification, ongoing support, system enhancement and maintenance services. In addition, we offer Managed Services, which include a combination of services, such as system modernization and consolidation, management and operation of data centers, purchase and management of related hardware assets, billing operations and application support, in all cases on either or a combination of a fixed or unit charge basis to our customers.

      Our business is conducted on a global basis. We maintain five development facilities located in Israel, the United States, Cyprus, Ireland and Canada. Recently, we established a new development center in India. We expect this development center to grow and support the overall activity of our business worldwide, at comparatively lower operating costs.

      As part of our strategy, we may pursue acquisitions and other initiatives in order to offer new products or services or otherwise enhance our market position or strategic strengths.

      We derive our revenue principally from:

      - the initial sales of our products and related services, including license fees and modification, implementation and integration services,

      - providing Managed Services and other related services for our solutions, and

      - recurring revenue from ongoing support and maintenance provided to our customers, and from incremental license fees resulting from increases in a customer's business volume.

      Revenue is recognized only when all of the following conditions have been met: (i) there is persuasive evidence of an arrangement; (ii) delivery has occurred; (iii) the fee is fixed and determinable; and (iv) collectability of the fee is probable. We usually sell our software as part of an overall solution offered to a customer, in which significant modification is normally required. As a result, we generally recognize revenue over the course of these long-term projects. Initial license fee revenue is recognized as work is performed, using the percentage of completion method of accounting. Subsequent license fee revenue is recognized upon completion of specified conditions in each contract, based on a customer's subscriber level or number of users when greater than the level specified in the contract for the initial license fee. Service revenue that involves significant ongoing obligations, including fees for software customization, implementation and modification, also is recognized as work is performed, under the percentage of completion method of accounting. Revenue from software solutions that do not require significant customization and modification is recognized upon delivery. In Managed Services contracts, we typically recognize revenue from the operation of a customer's system either ratably over the service period or as services are performed. Revenue from ongoing support services is recognized as work is performed. Revenue from third-party hardware and software sales is recognized upon installation and delivery, respectively. Maintenance revenue is recognized ratably over the term of the maintenance agreement. As a result of a significant portion of our revenue being subject to the percentage of completion accounting method, the size and timing of customer projects and our progress in completing such projects may significantly affect our annual and quarterly operating results.

      Our business is subject to the effects of general global economic conditions and, in particular, market conditions in the communications industry. As a result of the slowdown in the communications industry during the last two years, the market value, financial results and prospects, and capital spending levels of communications companies declined or degraded. The challenging environment in the communications industry significantly impacted our business. During the last two years, delays in customer buying decisions stemming from rigorous management of operating expenses and overall reductions in the capital investment budgets of many communications service providers led to fewer new contracts, as well as smaller initial spending commitments and reduced discretionary spending under contracts with some of our customers. As a result of the market conditions during fiscal 2002 mentioned above, our revenue in the fiscal 2002 third quarter decreased by more than $75 million from the previous quarter. Revenue continued to decline in the fourth quarter of fiscal 2002 and the first quarter of fiscal 2003. During calendar 2003, the market began to stabilize. As a result, we resumed sequential revenue growth in the second quarter of fiscal 2003, although revenue for the second quarter of fiscal 2004 is still below the level achieved in the second quarter of fiscal 2002. During the six months ended March 31, 2004, communications service providers demonstrated a greater readiness to commit to new projects. While difficulties remain in the communications industry, we believe that, with the overall improvement of market conditions, we will be able to achieve modest sequential growth in revenues and earnings in the coming quarters.

      Our quarterly revenue for the last ten quarters are summarized below (in millions):

                     Q1        Q2          Q3         Q4
                 --------   --------   --------   --------
Fiscal 2004      $  428.3   $  442.8         NA         NA
Fiscal 2003      $  339.4   $  355.0   $  377.2   $  411.7
Fiscal 2002      $  422.6   $  455.3   $  380.2   $  355.5

      Due to our heavy dependence on the communications industry and a limited number of significant customers, we can be adversely affected by consolidations of service providers and by bankruptcies or other business failures in that industry. The potential loss of a customer due to consolidation or failures in the communications industry could harm our business and might have a material adverse effect on our consolidated operating results and financial condition.

      Our total revenue in the three months ended March 31, 2004 increased by $87.7 million, or 24.7%, from the three months ended March 31, 2003, as set forth below (in millions):

                     THREE MONTHS          PERCENTAGE
                    ENDED MARCH 31,         INCREASE
                 ---------------------     ----------
                   2004          2003
                 -------       -------
Total revenue    $ 442.8       $ 355.0       24.7%

      The increase in total revenue was primarily as a result of new Managed Services agreements and additional revenue resulting from our acquisition of Certen in the fourth quarter of fiscal 2003.

      License and service revenue from the sale of CC&B Systems was $756.7 million and $604.5 million in the six months ended March 31, 2004 and 2003, respectively, representing 86.9% and 87.1%, respectively, of our total revenue for such periods. License and service revenue from the sale of CC&B Systems was $381.3 million and $305.8 million in the three months ended March 31, 2004 and 2003, respectively, representing 86.1% of our total revenue for such periods.

      We believe that we are a leading global provider of CC&B Systems. We provide a broad set of billing and CRM products, with proven functionality and scalability, accompanied by a comprehensive range of support services.

      We believe that demand for our CC&B Systems is driven by, among other key factors:

      -     the global penetration of communications service providers,

      - the emergence of new communications products and services, especially IP, data and content services,

      - technological changes, such as the introduction of wireless Internet services via GPRS (General Packet Radio Services) and UMTS (Universal Mobile Telecommunications System) technology,

      -     the ongoing consolidation within the communications industry,

      - the business needs of communications service providers to reduce costs and retain high value customers, and

      -     a shift from in-house management to vendor solutions.

      We also believe that additional drivers of demand are the continuing trend for communications service providers to offer their subscribers multiple service packages, commonly referred to as bundled or convergent services (combinations of voice, broadband, electronic and mobile commerce and IP services), and the ability of our CC&B Systems to improve productivity.

      License and service revenue from the sale of Directory Systems was $114.3 million and $89.9 million in the six months ended March 31, 2004 and 2003, respectively, accounting for 13.1% and 12.9%, respectively, of our total revenue for such periods. License and service revenue from the sale of Directory Systems totaled $61.5 million and $49.2 million in the three months ended March 31, 2004 and 2003, respectively, accounting for 13.9% of our total revenue for such periods.

      We believe that we are a leading provider of Directory Systems in most of the markets that we serve. We expect that our revenue from Directory Systems will remain relatively stable in fiscal 2004.

      License and service revenue from the sale of CC&B Systems and Directory Systems includes revenue from Managed Services arrangements. Managed Services projects are a significant part of our business, and generate substantial, long-term revenue streams, cash flow and operating income. In the initial period of our Managed Services projects, we generally invest in modernization and consolidation of the customer's systems. Invoices are usually structured on a periodic fixed or unit charge basis. As a result, Managed Services projects can be less profitable in the initial period. Margins tend to improve over time as we benefit from the operational efficiencies provided by system modernization and consolidation. We expect that our Managed Services relationships will generate margins comparable to sales of our other products and related license and services over the entire relationships. Revenue related to Managed Services in the three months and six months ended March 31, 2004 was approximately 40% of total revenue for such periods.

RESULTS OF OPERATIONS

      The following table sets forth for the six months and three months ended March 31, 2004 and 2003 certain items in our consolidated statements of income reflected as a percentage of total revenue:

                                            THREE MONTHS ENDED       SIX MONTHS ENDED
                                                 MARCH 31,               MARCH 31,
                                            ------------------      ------------------
                                             2004        2003        2004        2003
                                            ------      ------      ------      ------
Revenue:
   License ............................        4.1%        5.4%        4.0%        5.7%
   Service ............................       95.9        94.6        96.0        94.3
                                            ------      ------      ------      ------
                                             100.0       100.0       100.0       100.0
                                            ------      ------      ------      ------
Operating expenses:
   Cost of license ....................        0.3         0.4         0.3         0.4
   Cost of service ....................       62.8        59.7        63.1        59.9
   Research and development ...........        6.8         8.3         7.0         8.5
   Selling, general and
      administrative ..................       12.2        14.4        12.2        14.8
   Amortization of purchased intangible
      assets ..........................        0.9         1.3         1.0         1.4
   Restructuring charges ..............         --          --          --         1.4
                                            ------      ------      ------      ------
                                              83.0        84.1        83.6        86.4
                                            ------      ------      ------      ------
Operating income ......................       17.0        15.9        16.4        13.6
Interest income and other, net ........        0.4         1.2         0.3         1.3
                                            ------      ------      ------      ------
Income before income taxes ............       17.4        17.1        16.7        14.9
Income taxes ..........................        3.8         4.3         3.7         3.7
                                            ------      ------      ------      ------
Net income ............................       13.6%       12.8%       13.0%       11.2%
                                            ======      ======      ======      ======

      SIX MONTHS ENDED MARCH 31, 2004 AND 2003

      The following is a tabular presentation of our results of operations for the six months ended March 31, 2004 compared to the six months ended March 31, 2003. Following the table is a discussion and analysis of our business and results of operations for such periods.

                                              SIX MONTHS ENDED
                                                  MARCH 31,             INCREASE (DECREASE)
                                            ---------------------     -----------------------
                                              2004         2003         AMOUNT         %
                                            --------     --------     ----------   ----------
Revenue:
   License ............................     $ 34,728     $ 39,685     $  (4,957)     (12.5)%
   Service ............................      836,325      654,715       181,610       27.7
                                            --------     --------     ---------
                                             871,053      694,400       176,653       25.4
                                            --------     --------     ---------
Operating expenses:
   Cost of license ....................        2,359        2,682          (323)     (12.0)
   Cost of service ....................      550,361      416,066       134,295       32.3
   Research and development ...........       60,582       58,947         1,635        2.8
   Selling, general and
      administrative ..................      106,333      102,701         3,632        3.5
   Amortization of purchased intangible
      assets ..........................        8,865        9,779          (914)      (9.3)
     Restructuring charges ............           --        9,956        (9,956)    (100.0)
                                            --------     --------     ---------
                                             728,500      600,131       128,369       21.4
                                            --------     --------     ---------

Operating income ......................      142,553       94,269        48,284       51.2
Interest income and other, net ........        2,778        9,163        (6,385)     (69.7)
                                            --------     --------     ---------
Income before income taxes ............      145,331      103,432        41,899       40.5
Income taxes ..........................       31,973       25,858         6,115       23.6
                                            --------     --------     ---------
Net income ............................     $113,358     $ 77,574     $  35,784       46.1%
                                            ========     ========     =========

      REVENUE. The increase in total revenue in the six months ended March 31, 2004 is due to an increase in service revenue as a result of new Managed Services agreements signed during fiscal 2003 and additional revenue resulting from our acquisition of Certen in the fourth quarter of fiscal 2003. Revenue related to Managed Services agreements in the six months ended March 31, 2004 was approximately 40% of total revenue. The net impact of the new Managed Services agreements, including the impact of the Certen acquisition, was approximately $150 million in the six months ended March 31, 2004.

      The significant new contracts that we obtained during fiscal 2003 were for Managed Services arrangements, which contain only a small license revenue component. In addition, the current communications market environment has resulted in pricing pressure, particularly with respect to license fees. As a result, license revenue in the six months ended March 31, 2004 decreased from the six months ended March 31, 2003.

      Total CC&B Systems revenue was $756.7 million for the six months ended March 31, 2004, an increase of $152.2 million, or 25.2%, over the six months ended March 31, 2003. The increase is attributable primarily to our acquisition of Certen in the fourth quarter of fiscal 2003. The demand for our CC&B Systems is primarily driven by the need for communications companies to continue to upgrade their billing, CRM and order management systems. In fiscal 2003, many communications companies reduced or delayed expenditures on system upgrades as a result of the slowdown in the communications industry. Recently, however, there has been an improvement in market conditions, accounting in part for the increase in revenue in the six months ended March 31, 2004.

      Revenue from Directory Systems was $114.3 million for the six months ended March 31, 2004, an increase of $24.5 million, or 27.2%, over the six months ended March 31, 2003. The increase is attributable primarily to the new Managed Services agreements and was partially offset by the completion of some implementation projects.

      In the six months ended March 31, 2004, revenue from customers in North America, Europe and the rest of the world accounted for 67.2%, 26.6% and 6.2%, respectively, of total revenue compared to 60.1%, 31.3% and 8.6%, respectively, for the six months ended March 31, 2003. The increase in revenue from customers in North America is attributable primarily to the acquisition of Certen, which expanded our activity and revenue from customers in North America, and to the forming of relationships with new customers and the expansion of relationships with existing customers in North America. The decreased contribution to revenue from customers in the rest of the world was attributable primarily to a decrease in the scope of certain projects and completion of other projects.

      COST OF LICENSE. Cost of license mainly includes amortization of purchased computer software and intellectual property rights. Because such amortization is relatively stable from period to period and, absent impairment, is generally fixed in amount, an increase or decrease in license revenue will cause a significant fluctuation in cost of license as a percentage of license revenue. In the six months ended March 31, 2004 and 2003, cost of license, as a percentage of license revenue, was 6.8%.

      COST OF SERVICE. The increase in cost of service in the six months ended March 31, 2004 was higher than the increase in our revenue in the six months ended March 31, 2004, and resulted in a decrease in our gross margin. Our gross margin was affected by the new Managed Services projects, which we expect to be less profitable in their initial period, and to a lesser extent, by the decrease in our license revenue.

      RESEARCH AND DEVELOPMENT. Research and development expense was primarily comprised of compensation expense attributed to research and development activities, which involve the development of new software modules and product offerings, either in conjunction with customer projects or as part of our internal product development program. We are currently focusing significant development efforts on the integration between our products in order to provide Integrated Customer Management to our customers, while continuing to upgrade our existing systems. The majority of our research and development expenditures are for our billing and CRM systems, and the remainder for directory, content and order management solutions. The increase in research and development expense was proportionally less than the increase in our total revenue. Although we intend to continue to devote resources to research and development, our research and development budget, like all of our costs, is sensitive to our overall financial condition but to a lesser extent. We believe that our research and development efforts are a key element of our strategy and are essential to our success. However, an increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin.

      SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expense is primarily comprised of compensation expense. The increase in selling, general and administrative expense in the six months ended March 31, 2004 was primarily due to the overall increase in our operations and to the increase in our selling and marketing efforts. The increase in selling, general and administrative expense in the six months ended March 31, 2004 was proportionally less than the increase in our total revenue.

      RESTRUCTURING CHARGE. The restructuring charge in the six months ended March 31, 2003 consisted of the cost reduction program we implemented during the first quarter of fiscal 2003.

      OPERATING INCOME. The increase in operating income in the six months ended March 31, 2004 is attributable primarily to the increase in our total revenue, which was partially offset by relative low gross margin of our new Managed Services projects in their early stages of implementation in the six months ended March 31, 2004, and to the effect of the restructuring charge in the six months ended March 31, 2003.

      INTEREST INCOME AND OTHER, NET. The decrease in interest income and other, net, in the six months ended March 31, 2004 is primarily attributable to the decline in interest rates on our short-term interest-bearing investments as a result of our decision to shorten the duration of our investments due to volatility in the interest rate environment, the increase in our interest expense as a result of capital lease obligations acquired in the Certen acquisition and the decrease of interest income on debentures issued by Certen to us and eliminated as a result of the Certen acquisition.

      INCOME TAXES. Our effective tax rate in the six months ended March 31, 2004 was 22% compared to 25% in the six months ended March 31, 2003. Our effective tax rate for fiscal year 2004 is expected to be approximately 22% due to the corporate income tax rates in the various countries in which we operate and the relative magnitude of our business in those countries. The reduction in our effective tax rate is due to our continued expansion into countries with lower effective tax rates.

      NET INCOME. The increase in net income in the six months ended March 31, 2004 is attributable primarily to the increase in our total revenue and to the effect of the restructuring charge in the six months ended March 31, 2003. The increase was partially offset by relative low gross margin of our new Managed Services projects in their early stages of implementation.

      DILUTED EARNINGS PER SHARE. Diluted earnings per share were $0.52 for the six months ended March 31, 2004, compared to $0.36 in the six months ended March 31, 2003.

      THREE MONTHS ENDED MARCH 31, 2004 AND 2003

      The following is a tabular presentation of our results of operations for the three months ended March 31, 2004 compared to the three months ended March 31, 2003. Following the table is a discussion and analysis of our business and results of operations for such periods.

                                             THREE MONTHS ENDED
                                                  MARCH 31,            INCREASE (DECREASE)
                                            ---------------------     ---------------------
                                              2004         2003        AMOUNT         %
                                            --------     --------     ---------    --------
Revenue:
   License ............................     $ 18,107     $ 19,159     $ (1,052)      (5.5)%
   Service ............................      424,651      335,855       88,796       26.4
                                            --------     --------     --------
                                             442,758      355,014       87,744       24.7
                                            --------     --------     --------
Operating expenses:
   Cost of license ....................        1,227        1,546         (319)     (20.6)
   Cost of service ....................      278,258      212,080       66,178       31.2
   Research and development ...........       30,084       29,328          756        2.6
   Selling, general and
      administrative ..................       53,836       51,121        2,715        5.3
   Amortization of purchased intangible
      assets ..........................        3,769        4,625         (856)     (18.5)
                                            --------     --------     --------
                                             367,174      298,700       68,474       22.9
                                            --------     --------     --------

Operating income ......................       75,584       56,314       19,270       34.2
Interest income and other, net ........        1,711        4,186       (2,475)     (59.1)
                                            --------     --------     --------
Income before income taxes ............       77,295       60,500       16,795       27.8
Income taxes ..........................       17,005       15,125        1,880       12.4
                                            --------     --------     --------
Net income ............................     $ 60,290     $ 45,375     $ 14,915       32.9%
                                            ========     ========     ========

      REVENUE. The increase in total revenue in the three months ended March 31, 2004 is due to an increase in service revenue as a result of new Managed Services agreements signed during fiscal 2003 and additional revenue resulting from our acquisition of Certen in the fourth quarter of fiscal 2003. Revenue related to Managed Services agreements in the three months ended March 31, 2004 was approximately 40% of total revenue. The net impact of the new Managed Services agreements, including the impact of the Certen acquisition, was approximately $69 million in the three months ended March 31, 2004.

      The significant new contracts that we obtained during fiscal 2003 were for Managed Services arrangements, which contain only a small license revenue component. In addition, the current communications market environment has resulted in pricing pressure, particularly with respect to license fees. As a result, license revenue in the three months ended March 31, 2004 decreased from the three months ended March 31, 2003.

      Total CC&B Systems revenue was $381.3 million for the three months ended March 31, 2004, an increase of $75.5 million, or 24.7%, over the three months ended March 31, 2003. The increase is attributable primarily to our acquisition of Certen in the fourth quarter of fiscal 2003. The demand for our CC&B Systems is primarily driven by the need for communications companies to continue to upgrade their billing, CRM and order management systems. In fiscal 2003, many communications companies reduced or delayed expenditures on system upgrades as a result of the slowdown in the communications industry. Recently, however, there has been an improvement in market conditions, accounting in part for the increase in revenue in the second quarter of fiscal 2004.

       Revenue from Directory Systems was $61.5 million for the three months ended March 31, 2004, an increase of $12.3 million, or 25.0%, over the three months ended March 31, 2003. The increase is attributable primarily to the new Managed Services agreements, which was partially offset by the completion of some implementation projects.

      In the three months ended March 31, 2004, revenue from customers in North America, Europe and the rest of the world accounted for 68.0%, 26.4% and 5.6%, respectively, of total revenue compared to 58.3%, 32.5% and 9.2%, respectively, for the three months ended March 31, 2003. The increase in revenue from customers in North America is attributable primarily to the acquisition of Certen, which expanded our activity and revenue from customers in North America, and to the forming of relationships with new customers and the expansion of relationships with existing customers in North America. The decreased contribution to revenue from customers in the rest of the world was attributable primarily to a decrease in the scope of certain projects and completion of other projects.

      COST OF LICENSE. Cost of license mainly includes amortization of purchased computer software and intellectual property rights. Because such amortization is relatively stable from period to period and, absent impairment, is generally fixed in amount, an increase or decrease in license revenue will cause a significant fluctuation in cost of license as a percentage of license revenue. In the three months ended March 31, 2004, cost of license, as a percentage of license revenue, was 6.8%, compared to 8.1% in the three months ended March 31, 2004.

      COST OF SERVICE. The increase in cost of service in the three months ended March 31, 2004 was higher than the increase in our revenue in the three months ended March 31, 2004, and resulted in a decrease in our gross margin. Our gross margin was affected by the new Managed Services projects, which we expect to be less profitable in their initial period, and to a lesser extent, by the decrease in our license revenue.

      RESEARCH AND DEVELOPMENT. Research and development expense was primarily comprised of compensation expense attributed to research and development activities, which involve the development of new software modules and product offerings, either in conjunction with customer projects or as part of our internal product development program. We are currently focusing significant development efforts on the integration between our products in order to provide Integrated Customer Management to our customers, while continuing to upgrade our existing systems. The majority of our research and development expenditures are for our billing and CRM systems, and the remainder for directory, content and order management solutions. The increase in research and development expense was proportionally less than the increase in our total revenue. Although we intend to continue to devote resources to research and development, our research and development budget, like all of our costs, is sensitive to our overall financial condition but to a lesser extent. We believe that our research and development efforts are a key element of our strategy and are essential to our success. However, an increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin.

      SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expense is primarily comprised of compensation expense. The increase in selling, general and administrative expense in the three months ended March 31, 2004 was primarily due to the overall increase in our operations and to the increase in our selling and marketing efforts. The increase in selling, general and administrative expense in the three months ended March 31, 2004 was proportionally less than the increase in our total revenue.

      OPERATING INCOME. The increase in operating income in the three months ended March 31, 2004 is attributable primarily to the increase in our total revenue, which was partially offset by relative low gross margin of our new Managed Services projects in their early stages of implementation in the three months ended March 31, 2004.

      INTEREST INCOME AND OTHER, NET. The decrease in interest income and other, net, in the three months ended March 31, 2004 is primarily attributable to the decline in interest rates on our short-term interest-bearing investments as a result of our decision to shorten the duration of our investments due to volatility in the interest rate environment, the increase in our interest expenses as a result of capital lease obligations acquired in the Certen acquisition, the decrease of interest income on debentures issued by Certen to us and eliminated as a result of the Certen acquisition, and due to changes in exchange rates of currencies other than the dollar. Although we hedge significant exposures in currencies other than the dollar, currency fluctuations partially affect our interest income and other, net.

      INCOME TAXES. Our effective tax rate in the three months ended March 31, 2004 was 22% compared to 25% in the three months ended March 31, 2003. Our effective tax rate for fiscal year 2004 is expected to be approximately 22% due to the corporate income tax rates in the various countries in which we operate and the relative magnitude of our business in those countries. The reduction in our effective tax rate is due to our continued expansion into countries with lower effective tax rates.

      NET INCOME. The increase in net income is attributable primarily to the increase in our total revenue, which was partially offset by relative low gross margin of our new Managed Services projects in their early stages of implementation in the three months ended March 31, 2004.

      DILUTED EARNINGS PER SHARE. Diluted earnings per share were $0.28 for the three months ended March 31, 2004, compared to $0.21 in the three months ended March 31, 2003.

LIQUIDITY AND CAPITAL RESOURCES

      Cash, cash equivalents and short-term interest-bearing investments totaled $1,567 million as of March 31, 2004, compared to $1,291 million as of September 30, 2003. The increase is attributable primarily to the net proceeds from the issuance of $450.0 million 0.50% Convertible Senior Notes due 2024 (the "0.50% Notes") in March 2004 and positive cash flows from operations, which was partially offset by the use of approximately $170.1 million to repurchase ordinary shares sold short by purchasers of the 0.50% Notes in negotiated transactions concurrently with the sale of the 0.50% Notes, and the use of an additional $137.4 million to repurchase our ordinary shares pursuant to our share repurchase program and in connection with our acquisition of XACCT. Net cash provided by operating activities amounted to $181.9 million and $195.7 million for the six months ended March 31, 2004 and 2003, respectively. Although net income before depreciation and amortization increased in the six months ended March 31, 2004, cash flows from operations decreased, due primarily to increases in accounts receivable resulting from the quarterly sequential increase in our revenue. We currently intend to retain our future operating cash flows to support the further expansion of our business, including investments related to new Managed Services projects and acquisitions. We also may use a portion of our cash balances for future repurchases of our outstanding securities. On June 1, 2004, we used a portion of our cash balances for the redemption of our 2% Convertible Notes due June 1, 2008 (the "2% Notes"), as described below.

      Our policy is to retain substantial cash balances in order to support the growth of the Company. We believe that our current cash balances, cash generated from operations and our current lines of credit will provide sufficient resources to meet our liquidity needs for at least the next fiscal year.

      As of March 31, 2004, $395.5 million and $450.0 million aggregate principal amount of our 2% Notes and 0.50% Notes were outstanding, respectively. In July 2002, our board of directors authorized us to repurchase outstanding 2% Notes, in such amounts, at such prices and at such times considered appropriate by us. During the three months ended December 31, 2003, we repurchased $5.0 million aggregate principal amount of the 2% Notes. No repurchases of the 2% Notes were made in the three months ended March 31, 2004. During fiscal 2002 and 2003, the Company repurchased $99.5 million aggregate principal amount of the 2% Notes. We funded these repurchases with available funds. On June 1, 2004, we completed a cash offer for the 2% Notes. Pursuant to the indenture for the 2% Notes, each holder of the 2% Notes had the right to require us to repurchase on June 1, 2004 all or any part of such holder's notes at a price equal to 100% of the principal amount plus accrued and unpaid interest. Under the terms of the 2% Notes, we had the option to pay for the 2% Notes with cash, ordinary shares, or a combination of cash and ordinary shares. We elected to pay for the 2% Notes solely with cash. We accepted for payment $395.1 million principal amount of 2% Notes surrendered for repurchase pursuant to the offer. The untendered $344,000 principal amount of 2% Notes will remain as our obligations, due June 1, 2008, in accordance with their terms.

      As of March 31, 2004, we had an available short-term general revolving line of credit totaling $30 million, none of which had been used as of such date. In addition, as of March 31, 2004 we had credit facilities totaling $35.8 million, limited for the use of letters of credit and bank guarantees from various banks. Outstanding letters of credit and bank guarantees as of March 31, 2004 totaled $23.8 million. These were mostly supported by a combination of the credit facilities described above and compensating cash balances that we maintain with the issuing banks.

      As of March 31, 2004, we had outstanding long-term obligations of $37.0 million in connection with leasing arrangements.

      We have contractual obligations for our convertible notes, financing arrangements, capital leases and non-cancelable operating leases that were summarized in a table of contractual obligations in our Annual Report on Form 20-F for the year ended September 30, 2003. There have been no material changes in contractual obligations outside the ordinary course of our business since September 30, 2003, with the exception of the issuance of our 0.50% Notes in March 2004 and the repurchase of the 2% Notes, as discussed above.

      Our capital expenditures were approximately $23.4 million in the six months ended March 31, 2004. These expenditures consisted primarily of purchases of computer equipment and, to a lesser degree, leasehold improvements. We funded our capital expenditures principally from operating cash flows. We do not anticipate any changes to this policy in the foreseeable future.

 CURRENCY FLUCTUATIONS

      The U.S. dollar is our functional currency. We manage our foreign subsidiaries as integral direct components of our operations. Our management does not review separately the results of operations of each subsidiary. During the six months ended March 31, 2004, our revenue and operating expenses (excluding acquisition-related charges) in U.S. dollars or linked to the U.S. dollar decreased compared to fiscal 2003, from 80% to 70% and from 60% to 50%, respectively, primarily as a result of the acquisition of Certen Inc., the majority of whose business is in Canadian dollars. As a result of long-term contracts in currencies other than the U.S. dollar and more customers seeking contracts that are denominated in currencies such as the Euro, we expect that the percentage of our revenue and operating expenses in U.S. dollars or linked to the U.S. dollar will decrease slightly over time. Historically, the effect of fluctuations in currency exchange rates has had a minimal impact on our consolidated operations. As more of our customers seek contracts that are denominated in currencies other than the U.S. dollar, our exposure to fluctuations in currency exchange rates could increase. In managing our foreign exchange risk, we enter from time to time into various foreign exchange hedging contracts. We do not hedge all of our exposure in currencies other than the U.S. dollar, but rather our policy is to hedge significant net exposures in the major foreign currencies in which we operate.

PART II  OTHER INFORMATION

ITEM 1. CHANGES IN SECURITIES, USE OF PROCEEDS AND ISSUER PURCHASES OF EQUITY SECURITIES.

(a)   Recent Sales of Unregistered Securities

      On February 19, 2004, the Company acquired XACCT Technologies Ltd., a privately-held company organized under the laws of the State of Israel and a provider of mediation software to communications service providers. The Company acquired XACCT's outstanding shares for approximately $28.4 million, of which approximately $13.3 million was paid in cash and the balance in 560,777 of the Company's ordinary shares. The shares were issued in a private placement pursuant to exemptions from registration provided by Section 4(2) and Regulation S of the Securities Act of 1933, as amended.

      On March 5, 2004 the Company issued $450.0 million aggregate principal amount of 0.50% Senior Notes due 2024 (the "0.50% Notes") in a private placement to Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as initial purchasers. The initial purchasers resold the 0.50% Notes to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended. The Company received net proceeds of approximately $442.1 million from the sale of the notes, after deducting discounts and commissions and offering expenses. The Company used approximately $170.1 million of the net proceeds to repurchase 6,073,600 ordinary shares sold short by purchasers of the 0.50% Notes in negotiated transactions, concurrently with the sale of the notes, to offset the dilutive effect of 10,435,995 ordinary shares issuable upon conversion of the 0.50% Notes, based on a conversion rate of 23.1911 shares per $1,000 principal amount.

(b)   Issuer Purchases of Equity Securities

      The following table provides information about purchases by the Company and its affiliated purchasers during the quarter ended March 31, 2004 of equity securities that are registered by the Company pursuant to Section 12 of the Exchange Act:

                      ISSUER PURCHASES OF EQUITY SECURITIES

                                (A)                      (B)                     (C)                         (D)
                                                                                                      MAXIMUM NUMBER (OR
                                                                        TOTAL NUMBER OF SHARES        APPROXIMATE DOLLAR
                                                                       (OR UNITS) PURCHASED AS       VALUE) OF SHARES (OR
                                                    AVERAGE PRICE          PART OF PUBLICLY        UNITS)3 THAT MAY YET BE
                       TOTAL NUMBER OF SHARES    PAID PER SHARE (OR       ANNOUNCED PLANS OR      PURCHASED UNDER THE PLANS
PERIOD                  (OR UNITS) PURCHASED            UNIT)                  PROGRAMS                OR PROGRAMS (1)
-----------------      ----------------------    ------------------    -----------------------    -------------------------
01/01/04-01/31/04                      --                  --                        --                     10,100
02/01/04-02/29/04                 484,500 (2)          $27.69                   484,500 (2)                 10,100
03/01/04-03/31/04               6,073,600 (3)          $28.00                 6,073,600 (3)                 10,100
                            -------------                                 -------------
Total                           6,558,100              $27.98                 6,558,100                     10,100

(1) On November 5, 2003, the Company announced that its board of directors had authorized a share repurchase program of up to five million ordinary shares during fiscal 2004. The authorization permits the Company to purchase ordinary shares in open market or privately negotiated transactions and at prices the Company deems appropriate. The Company stated that one of the main purposes of the repurchase program was to offset the dilutive effect of any future share issuances, including issuances pursuant to employee equity plans or in connection with acquisitions. The Company has repurchased through open market purchases 4,989,900 ordinary shares under this repurchase program, with 10,100 shares available for repurchase pursuant to the board authorization for the program. No share repurchases under this program were made in the three months ended March 31, 2004.

(2) In connection with the Company's acquisition of XACCT Technologies Ltd., the board of directors approved the repurchase of ordinary shares to offset the dilutive effect of share issuances in the acquisition. The closing of the acquisition occurred in February 2004, and the Company repurchased through open market purchases 484,500 ordinary shares in February 2004. No additional share repurchases are authorized in connection with the acquisition.

(3) In connection with the Company's issuance of the 0.50% Notes, the board of directors approved the repurchase of ordinary shares sold short by purchasers of the 0.50% Notes in negotiated transactions, concurrently with the sale of the notes, to offset the dilutive effect of the ordinary shares issuable upon conversion of the 0.50% Notes. The closing of the sale of the 0.50% Notes occurred in March 2004, and the Company repurchased 6,073,600 ordinary shares, out of the 10,435,995 ordinary shares issuable upon conversion of the 0.50% Notes, based on a conversion rate of 23.1911 shares per $1,000 principal amount.


ITEM 2. REPORTS ON FORM 6-K

(a)   Reports on Form 6-K

      The Company filed the following report on Form 6-K during the three months ended March 31, 2004:

(1)   Form 6-K dated February 17, 2004.
(2)   Form 6-K dated March 1, 2004.
(3)   Form 6-K dated March 2, 2004.
(4)   Form 6-K dated March 5, 2004.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            AMDOCS LIMITED



                                            /s/ Thomas G. O'Brien
                                            ------------------------------------
                                            Thomas G. O'Brien
                                            Treasurer and Secretary
                                            Authorized U.S. Representative


Date: June 10, 2004

                                  EXHIBIT INDEX

EXHIBIT NO.             DESCRIPTION
-----------             -----------

99.1                    Amdocs Limited Press Release dated April 21, 2004.